The J.M. Ney Company

(a wholly-owned subsidiary of Andersen Group, Inc.)

Notes to Financial Statements

Six Months ended August 31, 2001, and

Years ended February 28, 2001, February 29, 2000, and February 28, 1999

(Unaudited)

(1) Nature of Business

The J.M. Ney Company (the Company) manufactures electronic connectors, components and precious metal materials for sale to the automotive, telecommunications, defense, semiconductor, and medical and dental markets. The Company is wholly-owned by Andersen Group, Inc. (Andersen), a publicly traded diversified holding company which also invests in both marketable and other securities of domestic and foreign-based companies.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds held in investments with an original maturity of three months or less.

Marketable Securities

The Company's marketable securities are carried as trading securities at quoted market value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Any changes in the valuation of the portfolio are reflected in the accompanying Statements of Operations as investment income or losses.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for precious metals and at standard costs which approximate the first-in, first-out (FIFO), and average cost methods for the balance of the inventories.

Property, Plant and Equipment

Property, plant and equipment, including those obtained under capital leases, are stated at cost and depreciated using the straight-line method over the estimated useful life of the respective assets, as follows:

Buildings and improvements	10-30 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-10 years

When fixed assets are sold or retired the cost and accumulated depreciation are eliminated and the resulting gains or losses are reflected in income.

Tooling Costs

The Company capitalizes costs related to certain tooling items in accordance with EITF 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." The tooling, which amounted to approximately $268,000 as of February 28, 2001, is amortized based on the units-of-production method.

Debt Discounts

Unamortized discounts on subordinated notes payable are being amortized over the term of the notes using the effective interest method.

Revenue

Sales are recognized when title passes to the customer, which is generally when the products are shipped, the price is fixed and determinable, and collectibility is reasonably assured. Investment income (loss) and other income is recognized when earned and based on changes in the fair value of marketable securities and realized gains and losses.

Income Taxes

Income taxes are determined based upon a tax sharing agreement between the Company and Andersen using the estimated effective income tax rate and asset and liability approach. This method gives consideration to the future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

Derivative Transactions

The Company has entered into precious metal forward and futures contracts as hedges against precious metal fluctuations for firm price deliveries within 30 to 90 days. These contracts limit the Company's exposure to both favorable and unfavorable precious metals price fluctuations. For FY01, FY00 and FY99, the Company has qualified for hedge accounting based on criteria set forth in SFAS No. 80, "Accounting for Futures Contracts" and has assessed hedge effectiveness based on the probability that the results of the futures contract will substantially offset the effects of the anticipated transaction. The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", during FY02. See Note 17.

(3) Inventories

Inventories consist of the following (in thousands):

	August 31, 2001	February 28, 2001	February 29, 2000
Raw materials	$ 829	$ 3,127	$10,474
Work in process	3,515	5,349	3,929
Finished goods	4,378	6,414	6,029
Metals held on consignment	(2,668)	(1,512)	(7,475)
	6,054	13,378	12,957
LIFO Reserve	(3,682)	(6,764)	(4,938)
	$ 2,372	$ 6,614	$ 8,019

At February 28, 2001 and February 29, 2000, inventories valued at LIFO cost comprised 57% and 67% of total inventories, respectively. At August 31, 2001, inventories valued at LIFO consisted of 1,472 troy ounces of gold; 3,535 troy ounces of silver; 1,662 troy ounces of platinum and 3,302 troy ounces of palladium. At February 28, 2001, inventories valued at LIFO consisted of 6,054 troy ounces of gold, 7,150 troy ounces of silver, 2,110 troy ounces of platinum and 8,674 troy ounces of palladium. At February 29, 2000, inventories valued at LIFO consisted of 9,431 troy ounces of gold, 10,197 troy ounces of silver, 3,105 troy ounces of platinum and 8,687 troy ounces of palladium. Such quantities of precious metals exclude precious metals held by The Company subject to leasing arrangements with The Company's primary bank and customer metals held on account. During the six months ended August 31, 2001, FY01 and FY00, The Company recognized LIFO gains (losses) of approximately $1,300,000, ($75,000) and $1,400,000, respectively, from decreases in certain precious metal LIFO layers.

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	August 31, 2001	February 28, 2001	February 29, 2000
Land and improvements	$ 401	$ 401	$ 401
Buildings and improvements	5,993	5,986	5,888
Machinery and equipment	12,170	12,017	13,141
Furniture and fixtures	743	743	857
	19,306	19,147	20,287
Less accumulated depreciation and amortization	12,490	11,885	12,329
	$ 6,817	$ 7,262	$ 7,958

Depreciation and amortization expense was $612,000, $1,316,000, $1,277,000 and $1,205,000 for six months ended August 31, 2001, FY01, FY00, and FY99, respectively.

At each of February 28, 2001 and February 29, 2000, property, plant and equipment includes $539,000, respectively of machinery and equipment acquired under capital leases, which expire through FY03, with related accumulated amortization of $334,000 and $257,000, respectively.

During the six months ended August 31, 2001, the Company voluntarily prepaid $6,000,000 of the subordinated note payable.

(5) Short-term Borrowings

The Company has an $8.0 million revolving credit and deferred payment sales agreement with a commercial bank which is secured by substantially all of the Company's assets. At February 28, 2001, the Company had unused availability under this line of $6,114,000. At the Company's election, interest is charged at the bank's prime rate, which was 8.5% and 8.75% at February 28, 2001 and February 29, 2000, respectively, at LIBOR plus 1.75% if the borrowing is fixed for a period of time, or at 1.75% over the bank's precious metals leasing rate if the borrowing is represented by deferred payment purchases of precious metals. A fee of 0.25% is charged on the unused balance of the facility. This agreement expires in December 2002 and includes restrictive covenants that limit the amount of dividends and other cash distributions from the Company to Andersen. The agreement also contains certain financial covenants including a requirement for the Company to maintain a specified amount of stockholder's equity.

(6) Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	August 31, 2001	February 28, 2001	February 29, 2000
Employee compensation	$279	$634	$ 387
Accrued interest	71	138	197
Other	222	199	485
	$572	$1,150	$1,079

(7) Long-term Debt and Subordinated Notes Payable

Long-term debt and subordinated notes payable consist of the following (in thousands):
August 31, 2001	February 28, 2001	February 29, 2000
Subordinated note payable due December 2004; secured by a lien on assets; interest at 10.26% payable quarterly	$1,500	$7,500	$7,500
Other	59	105	205
1,559	7,605	7,705
Less unamortized discounts	19	112	142
1,540	7,493	7,563
Less current maturities	59	96	100
$1,481	$7,397	$7,463

At February 28, 2001, the Company was not in compliance with one of the financial covenants of the subordinated note payable. The bank waived the event of noncompliance and modified the same financial covenant for the following three fiscal quarters

In connection with the issuance of the subordinated note payable in FY98, the Company issued warrants to the lender to acquire 34,000 shares of its common stock at an exercise price of $1.00 per share, and warrants to acquire 6,000 shares at an exercise price of $10.00 per share. These warrants are exercisable at any time until December 2007, or six months after an initial public offering. The estimated fair value of these warrants of $205,000 has been recorded as a discount to the face amount of the note which is being amortized over the life of the note. The lender has an option to put these warrants back to the Company at the earlier of December 2002, or the date of an initial public offering of the Company's common stock on terms as defined in the agreement.

Maturities of long-term debt for each of the next five fiscal years and thereafter are as follows as of February 28, 2001 (in thousands):

2002	$ 96
2003	9
2004	-
2005	7,500
$ 7,605

  Income Taxes

As described in Note 19, the Company is party to a tax sharing agreement with Andersen, under which all current taxes payable are paid to the taxing authorities by Andersen. Intercompany allocations of income taxes are recorded on the Company's books.

For the six months ended August 31, 2001, FY01, FY00 and FY99, income tax expense (benefit) consisted of the following (in thousands):

	Six Months Ended August 31, 2001	Year Ended February 28, 2001	Year Ended February 29, 2000	Year ended February 28, 1999

Current	$ 293	$ 33	$ (41)	$ 244
Deferred	(69)	(275)	(307)	(50)
	$ 224	$(242)	$ (348)	$ 194

The principal components of the net deferred tax asset (liability) are as follows (in thousands):

	August 31, 2001	February 28, 2001	February 29, 2000
Deferred tax liabilities:
Fixed asset basis differences	$ (386)	$ (446)	$ (452)
Inventory	(784)	(1,148)	(1,634)
Pension	(1,835)	(1,854)	(1,895)
Total deferred tax liabilities	(3,005)	(3,448)	(3,981)

Deferred tax assets:
Pension and post-retirement benefits other than pensions	381	392	396
Federal and State credit carry-forwards	1	29	446
Federal and State net operating loss carry- forwards	-	341	357
Accrued expenses	107	154	98
Other	211	193	461
Total deferred tax assets	699	1,099	1,758
Net deferred tax liabilities	$(2,306)	$(2,349)	$(2,223)

(9) Stock Option Plans

The Company's incentive stock option plans provide for option grants to directors and key employees at prices equal to at least 100% of the stock's fair market value at date of grant. Options generally vest over three years and have a maximum term of ten years. All options granted during FY99 through August 31, 2001 had an exercise price equal to the fair market value as of the date of grant. The per share weighted average fair value of stock options granted during FY01 and FY99 under these plans were $2.82 and $2.91, respectively, using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; risk-free interest rates of 6.0%, expected life of five to seven years; and expected volatility of 0%.

Activity under the Company's plan was as follows:

	Number of	Weighted Average	Range of
Outstanding Options	Shares	Exercise Price	Exercise Prices

Balance February 28, 1998	146,300	$10.10	$10.00 - $10.86
Granted	4,250	$11.47	$11.43 - $11.62
Canceled	(7,750)	$10.25	$10.00 - $10.86

Balance February 28, 1999	142,800	$10.13	$10.00 - $11.62
Exercised	(9,750)	$10.16	$10.00 - $11.43
Canceled	(6,500)	$10.29	$10.00 - $11.43

Balance February 29, 2000	126,550	$10.12	$10.00 - $11.62
Granted	2,000	$11.17	$11.17
Exercised	(21,000)	$10.10	$10.00- $10.86
Canceled	(500)	$10.86	$10.86

	107,050	$10.14	$10.00 - $11.62

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value on the grant date for awards during FY01, FY00 and FY99 consistent with the provisions of SFAS No. 123, the Company's net income (loss) applicable would have adjusted to the pro forma amounts indicated below (amounts in thousands, except per share data):

	2001	2000	1999
(Loss) income applicable to common shareholders:
As reported	$(395)	$(567)	$316
Pro forma	$(400)	$(584)	$261

The Company has reserved 119,250 shares of its common stock for the exercise of stock options, of which 12,200 were available for issuance at February 28, 2001. There presently is no public market for the Company's stock.

(10) Retirement Plans

The Company maintains a noncontributory defined benefit plan and a defined contribution plan, which collectively cover substantially all its full-time employees and those of Andersen Group. The Company defined contribution plan is funded through employee contributions and employer matching contributions. Pension expense for the Company's defined contribution plan totaled $223,000, $208,000, and $189,000, in FY01, FY00 and FY99, respectively

The following table sets forth the changes in benefit obligations, changes in fair value of plan assets, funded status and net amounts recognized in the Consolidated Balance Sheets for the defined benefit plan (in thousands). Such amounts are reported on a two month lag to coincide with the December 31 fiscal year for the plan.
	February 28, 2001	February 29, 2000	February 28, 1999
Changes in Benefit Obligations
Benefit obligation at beginning of year	$11,001	$11,663	$10,212
Service cost	261	397	240
Interest cost	864	791	781
Experience loss	232	138	842
Distributions	(1,010)	(971)	(2,885)
Effect of curtailment (Note 19)	(178)	-	(64)
Effect of early retirement program settlement	-	-	511
Effect of assumption changes	1,134	(1,017)	2,026
Benefit obligation end of year	12,304	11,001	11,663
Change in Fair Value of Plan Assets
Fair value of plan assets at beginning of year	14,069	14,530	18,087
Actual return on assets	2,265	510	(672)
Benefits paid	(1,010)	(971)	(2,885)
Fair value of plan assets at end of year	15,324	14,069	14,530
Funded status	3,020	3,068	2,867
Unrecognized net actuarial loss	1,886	1,953	2,277
Unrecognized past service cost	(97)	(104)	(111)

Prepaid pension expense	$ 4,809	$ 4,917	$ 5,033

For FY01, FY00 and FY99, the projected benefit obligations and pension (expense) income were determined using the following assumptions:

	2001	2000	1999
Discount rate	7.25%	7.75%	7.00%
Future compensation growth rate	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%

Net pension expense (income) for the Company's funded defined benefit plan for FY01, FY00 and FY99 includes the following components (in thousands):

	2001	2000	1999
Service cost of benefits accrued	$ 261	$ 397	$ 240
Interest cost on projected benefit obligations	864	791	781
Expected return on plan assets	(1,086)	(1,124)	(1,413)
Unrecognized net gain (loss)	69	52	(42)
Effect of early retirement program	-	-	139
Effect of Ultrasonics curtailment	-	-	(73)
Pension expense (income)	$ 108	$ 116	$ (368)

(11) Post-retirement Benefit Obligations

At February 28, 2001 and 2000, the accumulated benefit obligation for its unfunded retiree health care plan was approximately $697,000 and $736,000, respectively and the net unrecognized actuarial gain was approximately $115,000 and $325,000, respectively. The Company's cost for this plan for FY01, FY00, and FY99 was approximately $2,000, $7,000, and $18,000, respectively, including interest and amortization of unrecognized net actuarial gain. Benefit payments made under this plan for FY01, FY00, and FY99 were approximately $41,000, $40,000, and $52,000 respectively. At February 28, 2001, 35 retirees and their spouses were receiving benefits under this plan.

The accumulated benefit obligation was determined using the unit credit method and assumed discount rates of 7.25% at February 28, 2001, February 29, 2000 and February 28, 1999. At February 28, 2001 and February 29, 2000, the accumulated benefit obligation was compiled using assumed health care cost trend rates of 10%, gradually declining to 6% for the remainder of the projected payout period of the benefits.

The estimated effect on the present value of the accumulated benefit obligation at March 1, 2001 of a 1% increase each year in the health care cost trend rate used would result in an estimated increase of approximately $2,000 in the service and interest cost, and approximately $41,000 in the accumulated benefit obligation. A 1% decrease each year in the health care trend rate would result in a decrease of approximately $2,000 in the service and interest costs, and a decrease of approximately $37,000 in the accumulated benefit obligation.

(12) Leases

The Company leases various manufacturing and office facilities and equipment under operating lease agreements expiring through December 2005. Lease expense was $259,000, $392,000, $309,000, and $283,000, for the six months ended August 31, 2001, FY01, FY00 and FY99, respectively.

Future minimum lease payments under the terms of the leases for each of the next five years, are as follows as of February 28, 2001(in thousands):

Lease Payments
2002	$ 694
2003	594
2004	471
2005	405
2006	204
$2,368

The above amounts include the principal portion of capital lease payments of $96,000 in FY02 and $9,000 in FY03.

(13) Restructuring Costs

In February 2001, the Company announced a restructuring of its operations which involved the reduction of 33 employees from its workforce. The estimated cost of this restructuring which is primarily comprised of several payments and benefits is $256,000, of which $134,000 was paid prior to February 28, 2001. Such costs do not include a curtailment gain from the Company's defined benefit retirement plan, which did not have an effect as such gains were applied against unrecognized net actuarial losses of the plan. The remaining costs were paid by the end of the second quarter of FY02.

(14) Export Sales and Customer Concentration

Export sales for the six months ended August 31, 2001 and for FY01, FY00, and FY99 were $4,430,000, $9,552,000, $5,941,000 and $4,303,000, respectively. Such sales were made primarily to customers in Europe and the Pacific Rim.

During the six months ended August 31, 2001 and FY01, FY00, and FY99 sales to one customer accounted for 11.7%, 14.4%, 17.7%, and 16.1% of net sales, respectively. At August 31, 2001, February 28, 2001 and February 29, 2000 accounts receivable from this customer represented 11.6%, 14.7% and 19.1%, respectively, of consolidated net accounts receivable. In addition, sales to one other customer accounted for 13.9% of net sales during FY99.

(15) Estimated Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, short term borrowings, accounts payable and other accrued liabilities are reasonable estimates of their fair value based upon their current maturities.

The carrying values of long-term debt issued by banks and capital lease obligations approximate fair value based on interest rate and repayment terms, and the extent to which the individual debts are secured.

(16) Litigation

The Company is involved in various legal proceedings generally incidental to its business. While the results of any litigation or regulatory issues contain an element of uncertainty, management believes that the outcome of any known, pending or threatened legal proceeding, or all of them combined, will not have a material adverse effect on the Company's financial position or results of operations.

(17) Derivative Transactions

As of February 28, 2001, the Company held contracts to purchase 486 ounces of palladium over the following three months at an average price of $961 per ounce, a $47,000 loss, net of tax effects of $27,000, based on quoted futures prices. Losses on these contracts have been deferred and included within accumulated other comprehensive income. The losses were recognized during the six months ended August 31, 2000, when the product deliveries being hedged were made.

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be recognized immediately or deferred depending on the use of the derivative, and if the derivative is a qualifying hedge. SFAS No. 133 is effective for the Company for the fiscal year ending February 23, 2002. The Company adopted SFAS No. 133 on March 31, 2001 and accordingly it recorded a cumulative transition adjustment loss of $47,000.

(18) Supplemental Disclosure of Cash Flow Information

The information below supplements the cash flow data presented in the Company's Consolidated Statements of Cash Flows (in thousands):

Six Months August 31, 2001	FY01	FY00	FY99
Cash paid for:
Interest	$380	$1,264	$1,100	$1,140

(19) Related Party Transactions

The Company records interest expense on its subordinated note payable to Andersen at the annual rate of 8%. The Company receives certain services, such as human resources, legal, corporate, financial and administrative support, from Andersen Group. The Company is charged for these services in accordance with an agreement between the two companies. As a result, the financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a non-affiliated entity.

The payment of the interest and management fees is limited under terms of the Company's loan agreements with its primary bank.

Under terms of a tax sharing agreement between the Company and Andersen, all income taxes payable or receivable relating to the Company's taxable income are recorded on Andersen's books with corresponding intercompany allocations to the Company.